[PANDA ETHANOL, INC. LETTERHEAD]

May 29, 2007

Via EDGAR Transmission and Facsimile (202) 772-9368

Mr. Matt Franker

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Panda Ethanol, Inc.

Acceleration of Effectiveness of Registration Statement on Form S-3, File No. 333-139911

Dear Mr. Franker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Panda Ethanol, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 9:00 a.m. Eastern time on Friday, June 1, 2007, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting by delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

The Company acknowledges that the action of the Commission or its staff, acting by delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

The Company acknowledges that it may not assert the comments of the Commission or its staff or the declaration of effectiveness of the above-referenced Registration Statement as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Thomas H. Yang at (214) 651-5545.

Very truly yours,

Panda Ethanol, Inc.

By: /s/ Michael Trentel

Michael Trentel

Chief Financial Officer and Treasurer